Exhibit 3(i)

SECOND AMENDMENT

TO

AMENDED AND RESTATED OPERATING AGREEMENT

FOR KAISER VENTURES LLC, AS AMENDED

This Second Amendment to Amended and Restated Operating Agreement for Kaiser Ventures, LLC, as Amended (“Amendment”), made as of the 15th day of April, 2009, by Kaiser Ventures LLC (the “Company”) with reference to the following facts:

A. The First Amendment to the Amended and Restated Operating Agreement of the Company was made as of January 15, 2002, and was effective as of January 1, 2002 (the “First Amendment”). The First Amendment established the Company’s Class C and D Units and the terms and conditions upon which distributions may be made on such units.

B. In 2008 the Company completed a self-tender offer which resulted in a reduction of the Company’s issued and outstanding Class A Units. The terms and conditions of the Class C and D units as set forth in the First Amendment did not contemplate the possible positive or negative impact resulting from such tender offer and for any other repurchase of Class A Units. Accordingly, the purpose of this Amendment is to reflect the impact of the completed tender offer and future Class A Unit repurchases and issuances on the distributions that may be made on the Class C and D Units.

NOW, THEREFORE, pursuant to the authority granted to it under the Operating Agreement of the Company dated as of July 10, 2001, and amended by the First Amendment (collectively the “Amended Operating Agreement”), the Board has approved this Amendment to the Amended Operating Agreement:

1. ADDITION OF NEW SECTION 5.1.(3). A new Section 5.1.(3) is hereby added to the Amended Operating Agreement which shall be as follows:

(3) The total amount calculated under Section 5.1. shall be adjusted by an amount represented by applying that percentage of increase or decrease that would be allocable to the final total amount that would be distributable to the owners of Class A Units (on a per unit basis based upon the number of Class A Units outstanding as of the calculation of the distribution) as a result of the Company’s repurchase of Class A Units through a tender offer or otherwise as compared to the Company not repurchasing such Class A Units. This Section applies to, among other Company repurchases of Class A Units, the 841,544 Class A Units repurchased as a result of the tender offer completed by the Company in December 2008 and, with regard to the determination of the total number of outstanding Class A Units as of the date of the calculation of the distribution as provided in this Section 5.1, the issuance of additional Class A Units and the repurchase of Class A Units shall have been taken into account in making such determination.

2. AMENDED OPERATING AGREEMENT CONTROLS. Except as expressly set out in this Agreement, the terms of the Amended Operating Agreement will continue in effect and will govern the rights and obligation of the Class C Unit Members and the Class D Unit Members.

IN WITNESS WHEREOF, Kaiser Ventures LLC has executed this Amendment, effective as of the date written above.

KAISER VENTURES LLC

By:	/s/ Richard E. Stoddard
Richard E. Stoddard
President and CEO

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